Exhibit 99.1

International Game Technology PLC Annual General Meeting

On May 11, 2021, International Game Technology PLC (the “Company”) held its annual general meeting of shareholders (the “2021 AGM”). At the 2021 AGM, 21 matters were considered and acted upon. Each of the resolutions 1 through 22 (other than resolution 5 which was withdrawn due to the director’s decision not to stand for re-election subsequent to the issue of the notice of 2021 AGM) were adopted. The number of votes cast for and against, as well as abstentions and broker non-votes, are set forth below.

Resolution 1: To receive and adopt the annual report and accounts for the financial year ended 31 December 2020 (“Annual Report and Accounts”).

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,463,250	48,678	157,593	0

Resolution 2: To approve the directors’ remuneration report (excluding the remuneration policy) set out in section 2 of the Annual Report and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,116,206	1,362,019	191,296	0

Resolution 3[i]: To approve the directors’ remuneration policy (excluding the remuneration report) set out in section 2 of the Annual Report and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
321,218,256	46,297,592	153,673	0

Resolution 4: To approve Marco Sala continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the third subsequent annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
365,392,690	2,163,241	113,590	0

Resolution 5: To approve Beatrice Bassey continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

RESOLUTION WITHDRAWN

Resolution 6: To approve Massimiliano Chiara continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
355,779,228	11,773,456	116,837	0

Resolution 7: To approve Alberto Dessy continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
354,219,382	13,341,202	108,937	0

Resolution 8: To approve Marco Drago continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
365,122,159	2,431,103	116,259	0

Resolution 9: To approve James McCann continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
347,701,242	19,860,539	107,740	0

Resolution 10: To approve Heather McGregor continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,209,495	1,356,299	103,727	0

Resolution 11: To approve Lorenzo Pellicioli continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
350,501,029	17,057,550	110,942	0

Resolution 12: To approve Samantha Ravich continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
353,601,764	13,966,280	101,477	0

Resolution 13: To approve Vincent Sadusky continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,174,635	1,358,763	136,123	0

Resolution 14: To approve Gianmario Tondato Da Ruos continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
354,176,106	13,357,955	135,460	0

Resolution 15: To reappoint PricewaterhouseCoopers LLP as auditor of the Company to hold office from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company at which annual report and accounts are laid before the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,497,733	71,269	100,519	0

Resolution 16: To authorize the board of directors of the Company or its audit committee to determine the remuneration of the auditor.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,398,523	154,263	116,735	0

Resolution 17: To authorize political donations and expenditure not exceeding £100,000, in total, in accordance with sections 366 and 367 of the Companies Act 2006.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,381,292	663,833	624,396	0

Resolution 18: To authorize the directors to allot shares in the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
363,480,639	4,114,824	74,058	0

*Resolution 19: To authorize the directors, if Resolution 18 is passed, to disapply pre-emption rights.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
365,850,218	852,342	966,961	0

*Resolution 20: To authorize the directors, if Resolution 18 is passed and in addition to any authority granted under Resolution 19, to disapply pre-emption rights for the purposes of financing an acquisition or other capital investment.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,738,158	845,628	85,735	0

*Resolution 21: To authorize the Company to make off-market purchase of shares in the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,944,822	254,402	470,297	0

Resolution 22: To approve the 2021 Equity Incentive Plan and authorize the directors to implement and give effect to the plan.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
329,075,150	38,487,592	106,779	0

Notes:
i.The total number of votes cast was 367,515,848 representing 89.67% of voting capital as at May 7, 2020. At the close of business on May 7, 2021, the issued share capital of the Company was 204,986,890 ordinary shares each carrying one vote, 204,986,890 special voting shares each carrying 0.9995 votes, and 50,000 sterling non-voting shares.

*     Denotes a special resolution.

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